September 18, 2024

Pankaj Khanna
Chief Executive Officer and Director
Heidmar Maritime Holdings Corp.
89 Akti Miaouli
Piraeus 18538, Greece

       Re: Heidmar Maritime Holdings Corp.
           Draft Registrant Statement on Form F-4
           Submitted August 22, 2024
           CIK No. 0002029471
Dear Pankaj Khanna:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registrant Statement on Form F-4 submitted August 22, 2024
Cover Page

1. Please revise your cover page to disclose that Holdings will be a "controlled company"
       within the meaning of the corporate governance standards of Nasdaq. Frequently Asked Questions MGO Stockholders, page 4

2. Please revise to provide summary discussion of the applicable termination provisions and restrictions on the ability of MGO and Heidmar Maritime to pursue alternative transactions. In addition, please provide a cross-reference to a more comprehensive discussions elsewhere in the document.
3. Please revise your discussion of the earnout provisions at page 5 or include a separate question and answer to provide additional details regarding the financial milestones that must be achieved in order to earn additional consideration.
 September 18, 2024
Page 2

The Special Meeting of MGO Stockholders, page 17

4. It appears that shareholder approval is assured for this transaction in light of the voting and support agreements entered into by certain officers and directors of MGO who collectively hold a majority of the issued and outstanding MGO Shares. Since the business combination proposal requires only the affirmative vote of the holders of a majority of the issued and outstanding MGO Shares entitled to vote at the Special
       Meeting, discuss here, on the cover page and elsewhere, as applicable, how the voting and support agreements make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting agreement that would be required to approve the business combination proposal if a quorum is present.
Background of the Business Combination, page 90

5.     We note your disclosure that "Heidmar   s management expressed interest
in the possibility
       of a merger transaction with MGO, pending further details regarding the business rationale behind any potential transaction." Please revise your disclosure to include additional details regarding the business rationale and basis for the proposed business combination. In this regard, we note that Heidmar is a commercial manager of ocean-
       going transport vessels, which is a very different business from the business that MGO manages, which is to design, manufacture, license, distribute, advertise and sell a range of products.
6. We note your disclosure that Maxim Group LLC historically had a business relationship with Heidmar and its founder and CEO, Mr. Pankaj Khanna. Please revise to clarify whether Heidmar had an ongoing relationship with Maxim at the time Maxim was engaged by MGO to represent it in respect of a potential business combination. In addition, disclose how MGO's board considered any related conflict of interest in negotiating and recommending the business combination and include risk factor disclosure highlighting the potential conflicts of interests involving Maxim due to its business relationship with Heidmar.
7. We note that between October 2023 and December 2023, MGO conducted a rigorous process of identifying and evaluating potential strategic transactions and other opportunities available to MGO. Please expand your discussion in this section to describe the other potential transactions and opportunities that were considered and the process utilized to evaluate these transactions. Please discuss any negotiations which occurred and any alternative offers that were made or received.
8. You disclose that on December 20, 2023, MGO sent a non-binding letter of intent which provided for an equity evaluation of MGO and Heidmar of $20.0 million and $300.00 million, respectively. Please expand your disclosure to explain how the equity valuations were determined. Please also disclose the final terms of the letter of intent that was executed on February 7, 2024 by MGO and Heidmar.
9. Please expand your disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement. For example, we note that from December 2023 to February 2024, the parties continued to negotiate and revise the terms to the letter of intent and from February 2024 through June
       2024, the parties exchanged drafts of the business combination agreement. Please describe
 September 18, 2024
Page 3

       the substance of the parties' multiple conversations and discussions during that time including the factor's that were considered in reducing MGO's initial equity valuation from $20.0 million. Your revised disclosure should ensure that investors are able to understand how and when the terms of the business combination evolved during negotiations and why MGO's board approved the business combination with Heidmar.
The Business Combination
Opinion of Newbridge
Discounted Cash Flow Analysis, page 97

10. With regards to the discounted cash flow analysis of Newbridge discussed on page 97, provide expanded disclosure explaining how the discount rate and perpetuity growth rate was determined and deemed to be appropriate.
11.    We note that    [t]he assumptions for revenue growth and cashflow
margins between the
       fiscal years of 2027 and 2033 were determined by Newbridge following discussions with
       the management teams of Heidmar and MGO.    Please include the
projections and
       material assumptions relied upon by Newbridge in rendering the fairness opinion. Please disclose the growth rate Newbridge applied for projected future revenue growth for 2022 through 2024 and the basis for that growth rate. With respect to the extended projections through 2033, please tell us your basis for not disclosing such projections and the material assumptions and limitations underlying such projections for 2027 through 2033 and the basis for using a projected cash-flow margin that was 33% more conservative than the margin suggested by Heidmar management. For example, please provide your analysis as to whether such projections are material. In that regard, we note that Newbridge relied on the financial projections prepared by Heidmar in order to prepare a Discounted Cash Flow
       Analysis as part of its process for rendering its fairness opinion, and as such, relied on such projections among other inputs.
Ancillary Documents and Related Agreements
Registration Rights Agreement, page 111

12. We note that you will enter in a Registration Rights Agreement which will require
       Holdings to register the resale under the Securities Act shares of your common stock received by the Heidmar shareholders as consideration in the Business Combination.
       Please revise to disclose the amount of shares of common stock which will be subject to this registration statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 121

13. We note your unaudited pro forma condensed combined balance sheet was prepared assuming the business combination had been consummated on December 31, 2023.
       However, the historical balance sheets of Heidmar Inc. and MGO Global Inc. have been presented for different periods. Please revise to include pro forma combined balance sheets in accordance with Rule 11-02(c) of Regulation S-X. To the extent you update the financial statements for the six months ended June 30, 2024, please also update the historical balance sheets for Heidmar and MGO Global Inc. in your unaudited pro forma condensed combined balance sheet.
 September 18, 2024
Page 4
Pro Forma Transaction Accounting Adjustment, page 129

14. We note adjustments E and L represent 34,628,091 Holdings Shares to be issued to
       Heidmar stockholders at Closing. On page 41, you disclose that Heidmar shares at closing are based on "...(a) the MGO Shares outstanding at Closing, times (b) 16.6667, divided by
       (c) the outstanding shares of Heidmar...." However, disclosures on the cover sheet and
       elsewhere in the Registration Statement indicated that the Heidmar Share Consideration is based on "...(a) the total number of MGO Shares outstanding immediately prior to Closing on a fully diluted and as-converted basis, times (b) 16.6667...." Please revise the
       disclosure for consistency.
15. Please revise the disclosure for adjustment F to clearly disclose each of the items included as transaction accounting adjustments. In this regard, we note certain amounts under additional paid-in capital are referenced to adjustment F, such as (8,050,940) and
       4,300,484, however the footnote does not explain these amounts clearly.
16. Please provide income tax effect for Adjustments I, J and K identified in the unaudited pro forma condensed combined statements of operations for the year ended December 31,
       2023.
17. Please identify transaction accounting adjustments, and the related tax effects, for nonrecurring items that will not impact the results of the combined entity beyond 12 months after the business combination. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.
18.    You disclose pursuant to the Business Combination Agreement, the Heidmar
       Shareholders and MGO   s financial advisor will be issued Holdings
Shares if one of the
       following performance conditions are met: 2024 revenue, EBITDA or Net Income equals or exceeds $45 million, $30 million or $25 million, respectively (the
Earnout Shares   ).
       Based on the terms of the Earnout Shares, these shares will be classified within
       stockholders    equity upon issuance. In adjustments G, K and L, we note
you have
       adjusted your unaudited pro forma combined financial statements to reflect the fair value of these shares as if they have been issued in stockholders' equity and in the calculation of basic and diluted net income per share from common stockholders' from continuing operations. Given the issuance of these shares are contingent on certain performance conditions that have not yet been achieved, please provide the authoritative guidance you have relied upon or revise your presentation.
Exhibits

19. We note your non-consolidated subsidiaries have four credit facilities with Macquarie
       Bank Limited. Please file the credit agreements as exhibits to your registration statement pursuant to Item 601 of Regulation S-K or provide your analysis as to why you believe you are not required to file such agreements.
 September 18, 2024
Page 5

        Please contact Joanna Lam at 202-551-3476 or Myra Moosariparambil at 202-551-3796
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Keith Billotti